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                                 SCHEDULE 13G/A

                                 (RULE 13D-102)

             Information to be Included in Statements Filed Pursuant
           to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
                             Pursuant to Rule 13d-2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            DELL COMPUTER CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    247025109
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSON:  Michael S. Dell
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

--------------------------------------------------------------------------------
   Number of         5   SOLE VOTING POWER
    Shares                    301,274,605 (a)
 Beneficially       ------------------------------------------------------------
   Owned By          6   SHARED VOTING POWER
     Each                      11,658,000 (b)
  Reporting         ------------------------------------------------------------
   Person            7   SOLE DISPOSITIVE POWER
    With                      304,794,605 (a)
                    ------------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER
                               11,658,000 (b)
--------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         312,932,605 (a)(b)

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                            [X]
         40,889,112 (c)

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         12%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
         IN

--------------------------------------------------------------------------------


(a) Includes 673,626 shares subject to options that were exercisable at or within 60 days of December 31, 2001.

(b) Includes 3,520,000 shares subject to options that were exercisable at or within 60 days of December 31, 2001 and are being held in trusts of which the reporting person or his spouse is the trustee for the benefit of their children.

(c) Includes 34,809,112 shares held in a separate property trust for the reporting person's spouse and 6,080,000 shares held in trusts of which either the reporting person or his spouse is the trustee for the benefit of their children.


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ITEM 1.

         (a) Name of Issuer:
             Dell Computer Corporation

         (b) Address of Issuer's Principal Executive Offices:
             One Dell Way
             Round Rock, Texas 78682

ITEM 2.

         (a)-(c) Name, Address and Citizenship of Person Filing:
             Michael S. Dell
             One Dell Way
             Round Rock, Texas 78682
             United States of America

         (d) Title of Class of Securities:
             Common Stock, par value $0.01 per share

         (e) CUSIP Number:
             247025109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ]  An investment adviser in accordance with Rule
         13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        The information in items 1 and 5 through 11 on the cover page (page 2) on Schedule 13G is hereby incorporated by reference.


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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          February 14, 2002
                                                      -------------------------
                                                               Date

                                                        /s/ MICHAEL S. DELL
                                                      -------------------------
                                                            Signature

                                                          Michael S. Dell
                                                      -------------------------
                                                           Name and Title